SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       MEDICIS PHARMACEUTICAL CORPORATION
                       ----------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.001 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                   584690-10-1
                                 (Cusip Number)

               Richard C. Pfenniger, Jr., 4400 Biscayne Boulevard
                         Miami, FL 33137 (305) 575-6000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                    ----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

- - ---------------------------                    ---------------------------------
CUSIP No. 584690-10-1                13D           Page 2
- - ---------------------------                    ---------------------------------


- - --------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PHILIP FROST, M.D.

           SS# ###-##-####
- - --------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group             (a) [X]
                                                                        (b) [ ]

- - --------------------------------------------------------------------------------
3          SEC USE ONLY


- - --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
- - --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- - --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
- - --------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES BENEFI-                                   0
CIALLY OWNED BY
EACH REPORTING
PERSON WITH
                            ----------------------------------------------------
                              8         SHARED VOTING POWER
                                                 0
                            ----------------------------------------------------
                              9         SOLE DISPOSITIVE POWER
                                                 0
                            ----------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                               0
- - --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
- - --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
- - --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
- - --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
- - --------------------------------------------------------------------------------

- - ---------------------------                    ---------------------------------
CUSIP No. 584690-10-1                13D           Page 3
- - ---------------------------                    ---------------------------------


- - --------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA, LIMITED PARTNERSHIP

           IRS I.D. #59-2749083
- - --------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group            (a) [X]
                                                                       (b) [ ]

- - --------------------------------------------------------------------------------
3          SEC USE ONLY


- - --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           00
- - --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- - --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
- - --------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES BENEFI-                                   0
CIALLY OWNED BY
EACH REPORTING
PERSON WITH
                            ----------------------------------------------------
                              8         SHARED VOTING POWER
                                                 0
                            ----------------------------------------------------
                              9         SOLE DISPOSITIVE POWER
                                                 0
                            ----------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                                 0
- - --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
- - --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
- - --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
- - --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
- - --------------------------------------------------------------------------------

- - ---------------------------                    ---------------------------------
CUSIP No. 584690-10-1                13D           Page 4
- - ---------------------------                    ---------------------------------


- - --------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA CORPORATION

           IRS I.D. #59-274-9057
- - --------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group            (a) [X]
                                                                       (b) [ ]

- - --------------------------------------------------------------------------------
3          SEC USE ONLY


- - --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           00
- - --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
- - --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           NEVADA
- - --------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES BENEFI-                                   0
CIALLY OWNED BY
EACH REPORTING
PERSON WITH
                            ----------------------------------------------------
                              8         SHARED VOTING POWER
                                                 0
                            ----------------------------------------------------
                              9         SOLE DISPOSITIVE POWER
                                                 0
                            ----------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                                 0
- - --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
- - --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                [ ]
- - --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0%
- - --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
- - --------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

                  This is Amendment No. 1 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"), with respect to the Class A Common Stock, $.001 par value (the "Shares") of Medicis Pharmaceutical Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4343 East Camelback Road, Suite 250, Phoenix, Arizona, 85018. Information regarding each of the Reporting Persons is set forth below.

Item 2.  IDENTITY AND BACKGROUND.

                  Item 2 is amended and restated in its entirety as follows:

                  Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

                  The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

                  Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder and a director of Frost-Nevada Corporation. Neil Flanzraich is a director and the sole officer of Frost- Nevada Corporation. Neil Flanzraich's present principal occupation is as an attorney with the law firm of Heller, Ehrman, White & McAuliffe. Mr. Flanzraich's principal business address is 525 University Avenue, Palo Alto, California 94301-1900.

                  To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Flanzraich has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Flanzraich is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is amended and supplemented as follows:

                  The aggregate purchase price of Shares of the Issuer purchased by Dr. Frost reported in this Amendment No. 1, including the payment of commissions, was $6,433,133.80. The source of funds used by Dr. Frost in making these purchases was the personal funds of Dr. Frost. No portion of the consideration used by Dr. Frost in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.  PURPOSE OF TRANSACTION.

                  Item 4 is amended in its entirety and restated as follows:

                  As reported in this Amendment No. 1, the Reporting Persons have disposed of all Shares of the Issuer which any of them beneficially owed.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended in its entirety and restated as follows:

                                AMOUNT OF SHARES            PERCENTAGE
         NAME                   BENEFICIALLY OWNED          CLASS
         ----                   ------------------          ----------

Phillip Frost, M.D.             0                           0%

Frost-Nevada Corporation        0                           0%

Frost-Nevada, Limited           0                           0%
Partnership

                  Other than as reported on Exhibits 2 and 3 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 6 is amended in its entirety and restated as follows:

                  Except as described herein, none of the Reporting Persons is currently a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Second Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

         2. Description of transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

         3. Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

         4.       Power of Attorney granted to Phillip Frost, M.D. by Neil
                  Flanzraich.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                         /s/ Phillip Frost, M.D.
                                         ---------------------------------
Date: June 19, 1996                      Phillip Frost, M.D.


                                         FROST-NEVADA, LIMITED
                                         PARTNERSHIP


                                         *
                                         ---------------------------------
Date: June 19, 1996                      Neil Flanzraich
                                         President of Frost-Nevada Corporation,
                                         General Partner


                                         FROST-NEVADA CORPORATION


                                         *
                                         ----------------------------------
Date: June 19, 1996                      Neil Flanzraich
                                         President



*By /s/ Phillip Frost, M.D.
    ---------------------------
        Phillip Frost, M.D.
        (Attorney-in-fact pursuant
         to Power of Attorney)

                                  EXHIBIT INDEX

EXHIBIT  DESCRIPTION
- - -------  -----------

1        Joint Filing Agreement.

2 Description of transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

3        Description of transactions in the Issuer's Shares by Phillip
         Frost, M.D.

4        Power of Attorney granted to Phillip Frost, M.D. by Neil
         Flanzraich.

5        Second Amended and Restated Agreement of Frost-Nevada,
         Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.